DRAFT EXPENSE LIMITATION AGREEMENT

This agreement (“Agreement”) is made as of the          day of                         , 20      by and between MANNING & NAPIER FUND, INC., a Maryland Corporation (the “Fund”), and MANNING & NAPIER ADVISORS, LLC, a Delaware Corporation (the “Advisor”), with respect to the following:

WHEREAS, the Advisor serves as the investment advisor to the Managed Futures Series (the “Series”), a series of the Fund, pursuant to an Investment Advisory Agreement dated December 17, 2007, as amended (the “Investment Advisory Agreement”);

WHEREAS, the Fund, on behalf of the Series, and the Advisor have entered into an agreement whereby, pursuant to the terms of such agreement, the Advisor has agreed to waive a portion of the advisory fee payable to it by the Series pursuant to the Investment Advisory Agreement (the “Advisory Fee Waiver Agreement”); and

WHEREAS, the Fund and the Advisor desire to enter into an expense limitation arrangement beginning on the date of this Agreement and ending on April 30, 2017.

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1.         The Advisor agrees to waive the advisory fee payable to it by the Series pursuant to the Investment Advisory Agreement and/or reimburse expenses so that the Series total direct annual fund operating expenses, exclusive of distribution and services fees, does not exceed the expense limitation for the Series (expressed as a percentage of the average daily net assets of the Series) set forth on (a) Schedule A if the Advisory Fee Waiver Agreement is in effect, or (b) on Schedule B if the Advisory Fee Waiver Agreement is not in effect.

2.         This Agreement will remain in effect until April 30, 2017. This Agreement cannot be terminated prior to such time by the Advisor without the approval of the Fund’s Board of Directors.

3.         Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940, as amended (the “1940 Act”) shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to said Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Otherwise the provisions of this Agreement shall be interpreted in accordance with the laws of Maryland.

4.         This Agreement may be amended only by a written instrument signed by each of the parties hereto. Schedule A and Schedule B may not be amended to increase the Series’ expense limitation unless such amendment is authorized by the Fund’s Board of Directors, including a majority of its independent Directors.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

MANNING & NAPIER

FUND, INC.

On behalf of its Managed Futures Series

by:

By: James E. Mikolaichik

Title: President

MANNING & NAPIER

ADVISORS, LLC

by:

By: Michelle Thomas

Title: Corporate Secretary

SCHEDULE A

Advisory Fee Waiver Agreement in Effect

Series	Expense Limitation

Managed Futures Series	0.90%

SCHEDULE B

Advisory Fee Waiver Agreement NOT in Effect

Series	Expense Limitation

Managed Futures Series	1.15%